Filed by Cadeler plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Cadeler A/S (Commission File No.: 001-41889)

Registration Statement File No.: 333-298599

This Q&A is provided for informational purposes only, is not a prospectus and does not constitute an offer to purchase, or a solicitation of an offer to sell, any securities. For full details regarding the redomiciliation and the exchange offer, please refer to the EU/EEA prospectus and offer document published by Cadeler plc and the U.S. prospectus/offer to exchange filed by Cadeler plc with the U.S. Securities and Exchange Commission (the SEC) on Form 424B3 and related filings, which are available on Cadeler’s website at www.cadeler.com and the SEC’s website at www.sec.gov.

Q&A for Project Albion

Shareholders

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Why is Cadeler redomiciling from Denmark to the UK?

It is important to stress that Cadeler will continue to have a significant operational presence in Denmark, and that the redomiciliation will have no impact on our current offices in Copenhagen and Vejle. Furthermore, the redomiciliation will not affect the current functions and jobs in Denmark, where we expect to continue to expand our operations. The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders.

The UK provides a well-established legal and corporate governance framework that is familiar to international investors, benefiting the significant international investor base already invested in Cadeler. Furthermore, UK corporate and regulatory framework offers greater strategic flexibility, for example in relation to potential future transactions. At the same time, the redomiciliation will enable Cadeler to be directly listed and traded on the NYSE, bringing us closer to US and international investors and analysts.

Finally, the UK is an important strategic market for Cadeler, and a stronger presence will support our ability to capture future growth opportunities in the market.

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How does this benefit me as a shareholder?

The redomiciliation is designed to strengthen the long-term value proposition of Cadeler. We expect the new structure to broaden Cadeler’s appeal and accessibility to international investors, increase our visibility in the international capital markets and, over time, support increased demand and liquidity in Cadeler’s shares. Meanwhile, it provides Cadeler with greater strategic flexibility to pursue future growth opportunities.

Finally, the exchange offer by means of which the redomiciliation is effected (the Offer) has been structured to minimise disruption for existing shareholders. As a shareholder, assuming all shareholders tender their shares in the Offer, you will maintain your current investment in Cadeler after the redomiciliation at the same percentage as before the redomiciliation. If not all shareholders tender their shares, your percentage ownership of Cadeler plc may differ from your current percentage ownership of Cadeler.

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Why is the UK a better domicile for Cadeler than Denmark?

Cadeler’s Nordic roots are essential to our continued success as a company, and we do not expect any changes to our significant operational presence in Denmark following the redomiciliation. Our offices in Copenhagen and Vejle will continue to expand and be an important driver for our international expansion.

A UK-incorporate parent company has been identified as the corporate structure that best supports the future growth of Cadeler by enabling us to better access the international investor base. The UK has a well-established legal and corporate governance framework that is familiar to international investors, while providing greater strategic flexibility to pursue future growth opportunities.

•	Why is Cadeler doing this now?

This is a decision that Cadeler has communicated openly about since 2024. We have grown significantly over the last five years, and it is natural for us to look at how we can further strengthen our investor base. Against that backdrop, the Board believes that now is the right time to establish a corporate structure that better reflects where Cadeler is today and enable us to better appeal to the international investor base for the benefit of all our investors.

•	Is there a specific problem or disadvantage associated with being domiciled in Denmark?

No, the redomiciliation is about establishing the structure that the Board believes best supports Cadeler’s future growth. The UK’s legal and corporate governance framework is familiar to international investors, while providing greater strategic flexibility and supporting Cadeler’s ambition to strengthen its access to international capital markets.

•	Is this actually an exercise to avoid or reduce paying taxes?

The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders. Cadeler will continue to meet our tax obligations in Denmark and in all other jurisdictions in which we operate, and the redomiciliation is expected to be broadly tax neutral for Cadeler on a going-forward basis.

•	Will Cadeler pay less tax as a result of moving its parent company to the UK?

No, Cadeler will continue to meet our tax obligations in Denmark and in all other jurisdictions in which we operate, and the redomiciliation is expected to be broadly tax neutral for Cadeler on a going-forward basis.

•	What are the costs associated with the redomiciliation?

There are naturally costs associated with a redomiciliation, however the assessment from Cadeler’s executive management and the Board is that the redomiciliation will strengthen Cadeler for future growth by enabling us to attract a broader international investor base and provide long-term value for our current shareholders.

•	What happens if I accept the Offer?

If you accept the Offer, your existing shares in Cadeler will be exchanged for shares in the new UK parent company. Assuming all shareholders tender their shares in the Offer, you will therefore maintain the same proportional ownership in Cadeler following the redomiciliation as you held before. For further details, please refer to the prospectus published by Cadeler plc in connection with the Offer.

•	If the redomiciliation is carried out, how will that affect my personal taxes as a retail shareholder?

We cannot provide tax advice and must refer you to your personal tax advisor. For further details, please refer to the prospectus published by Cadeler plc in connection with the Offer.

•	What will happen if I do not accept the Offer?

If more than 90% of the total number of shares currently outstanding tender into the Offer and the Offer is completed, Cadeler plc intends to initiate and complete, as soon as practicable after the Offer’s completion, a squeeze-out of any remaining holders of Cadeler shares for cash. For further details, please refer to the prospectus published by Cadeler plc in connection with the Offer.

•	Will my ownership percentage or shareholder rights change?

The Offer is being made on a 1:1 basis, meaning that, assuming all shareholders tender into the Offer, your proportional ownership of Cadeler will remain the same. If not all shareholders tender into the Offer, your proportional ownership may differ. Upon completion, shareholders will hold shares in the UK-incorporated parent company, and the rights attached to those shares will therefore be governed by the applicable UK framework. For further details, please refer to the prospectus published by Cadeler plc in connection with the Offer.

•	What level of shareholder acceptance is required for the redomiciliation to proceed?

It is a condition to the Offer that acceptances be received from more than 90% of Cadeler’s existing shareholders, which is referred to as the Minimum Condition. Cadeler plc has the right to reduce that threshold to a lower percentage, subject to compliance with applicable tender offer rules. In determining whether to exercise its right to reduce the Minimum Condition, Cadeler plc will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Cadeler’s shareholders at the time of any such determination and whether Cadeler plc expects to be able to acquire sufficient shares after the expiration of the Offer to enable it to complete a squeeze-out of remaining shareholders under Danish law. For further details, please refer to the prospectus published by Cadeler plc in connection with the Offer.

•	What happens if the required acceptance level is not reached?

If the conditions to the Offer are not met, it will not be completed. In that scenario, Cadeler will continue to operate and to pursue continued growth entirely as it does today, but it will not obtain the advantages it is seeking in pursuing the redomiciliation.

•	What will happen to Cadeler’s current listings on the OSE and NYSE?

Cadeler plc will be listed on the OSE and NYSE, just as Cadeler A/S is today. As a result of the redomiciliation, Cadeler’s shares will be directly listed and traded on the NYSE.

•	Will there be any changes to the Board or Executive Management following the redomicilation?

We do not expect changes to the management team as a result of the redomiciliation. The underlying business will remain the same, with the same management team, strategy and clear focus on delivering for our customers and creating long-term value for our shareholders.

•	You highlight greater strategic flexibility in terms of future transactions. Does this mean that Cadeler is preparing for acquisitions?

Cadeler is continuously assessing M&A opportunities to consider whether such activities create value for our shareholders and support the prospects of the company. There is no specific transaction under current consideration for which the redomiciliation is necessary.

Employees

•	Why is Cadeler moving to the UK?

It is important to stress that Cadeler will continue to have a significant operational presence in Denmark, including our current offices in Copenhagen and Vejle which we intend to maintain. Furthermore, the redomiciliation will not affect the current functions and jobs in Denmark where we will continue to expand our operations. The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders.

•	What does this mean for me as a Cadeler employee?

The redomiciliation is simply a change to Cadeler’s legal structure. Cadeler as you know it – including how and where we work – will remain the same.

•	Will my employment terms, salary, pension or other benefits change?

No, the redomicilation is simply a change to Cadeler’s legal structure, where Cadeler’s parent company will be based in the UK. Cadeler as you know it will remain the same: this includes our Danish organisation, terms and benefits.

•	Will there be any changes to where I work or who I report to?

No, we do not expect any changes to our organisation, management team or day-to-day work as a consequence of the redomiciliation.

•	What will happen to the Cadeler headquarters in Denmark?

Our Copenhagen and Vejle offices will remain as they are today. The redomiciliation will not change our significant operational presence in Denmark nor our Nordic roots and values.

•	Where will Cadeler’s new headquarter be based?

As an international company, Cadeler has several offices around the world. The redomiciliation does not change that, nor will it affect our significant operational presence in Denmark, including our offices in Copenhagen and Vejle, which will remain as they are today.

•	Will Cadeler continue to be a Danish company?

The redomiciliation is simply a change to Cadeler’s legal structure, and it does not change how and where we work nor our strong Danish heritage. Our Scandinavian values of openness, trust and collaboration are fundamental to our culture and the way we work together, and our Nordic DNA will continue to be at the heart of our company.

•	Do you expect any layoffs or organisational changes as a result of this?

This is simply a change to Cadeler’s legal structure, and we do not expect any changes to our organisation as a consequence of the redomiciliation.

Media

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Why is the UK a better place for Cadeler to be domiciled than Denmark?

It is important to stress that Cadeler will continue operating out of Denmark from our current offices in Copenhagen and Vejle. Furthermore, the redomiciliation will not affect current functions and jobs in Denmark where we expect to continue to expand our operations. The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders.

The UK provides a well-established legal and corporate governance framework that is familiar to international investors, benefiting the significant international investor base already invested in Cadeler. Furthermore, UK corporate and regulatory framework offers greater strategic flexibility, for example in relation to potential future transactions. At the same time, the redomiciliation will enable Cadeler to be directly listed and traded on the NYSE, bringing us closer to US and international investors and analysts.

Finally, the UK is an important strategic market for Cadeler, and a stronger presence will support our ability to capture future growth opportunities in the market.

•	Which specific Danish rules are currently limiting Cadeler?

The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders. The UK provides a well-established legal and corporate governance framework that is familiar to international investors, benefiting the significant international investor base already invested in Cadeler. Furthermore, UK corporate and regulatory framework offers greater strategic flexibility to pursue future growth opportunities.

•	Is tax a motivation for the redomiciliation?

The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders. Cadeler will continue to meet our tax obligations in Denmark and in all other jurisdictions in which we operate, and the redomiciliation is expected to be broadly tax neutral for Cadeler on a going-forward basis.

•	Will Cadeler move jobs from Denmark to the UK?

No, Cadeler will continue to have a significant operational presence in Denmark, and the redomiciliation will have no impact on our current offices in Copenhagen and Vejle, nor on current functions and jobs in Denmark where we expect to continue to expand our operations.

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus as defined by the EU Prospectus Regulation or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the “EU Takeover Directive”) but relates to the proposed redomiciliation of Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”), from Denmark to the United Kingdom (the “Redomiciliation”), to be effected by way of a registered exchange offer (the “Offer”) by Cadeler plc, a company incorporated under the laws of England and Wales (“Cadeler plc”) to exchange for each outstanding ordinary share of Cadeler, with a nominal value of DKK 1.00 per share (each, a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares, each representing four (4) Cadeler Shares (the “Cadeler ADSs”), validly tendered and not validly withdrawn in the Offer, one (1) ordinary share of Cadeler plc, with a nominal value of $1.00 per share (each, a “Cadeler plc Share”).

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with the U.S. Securities and Exchange Commission (the “SEC”).

Cadeler plc has also prepared a combined English language prospectus and offer document (the “EU/EEA Prospectus”) in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange in accordance with Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the “EU Prospectus Regulation”) and Directive 2004/25/EC on takeover bids, as amended (the “EU Takeover Directive”), as implemented into Norwegian and Danish law. The EU/EEA Prospectus has been approved by the Financial Supervisory Authority of Norway and passported to Denmark.

Cadeler plc has filed with the SEC a Registration Statement on Form F-4 which includes an offering prospectus with respect to the Offer (the “U.S. Prospectus/Offer to Exchange”), and has filed or will file with the SEC a Tender Offer Statement on Schedule TO, and Cadeler has filed or will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the Offer. The Registration Statement on Form F-4 has been declared effective by the SEC. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE EU/EEA PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the EU/EEA Prospectus, the Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”) and applicable European/European Economic Area or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Notice to investors and shareholders in the EU/EEA

The EU/EEA Prospectus as referred to in this announcement has been prepared on the basis that all offers of Cadeler plc shares to persons in any member state of the European Economic Area (the “EEA”) outside Norway and Denmark (a “Relevant Member State”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offer of Cadeler plc shares. Accordingly, any person making or intending to make any offer within the EEA of Cadeler plc shares which is the subject of the Offer contemplated in the EU/EEA Prospectus within any Relevant Member State should only do so in circumstances in which no obligation arises for Cadeler plc or the Receiving Agent (as defined in the EU/EEA Prospectus) to publish a prospectus or pursuant to Article 1 of the EU Prospectus Regulation or a supplement prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. Neither Cadeler plc nor the Receiving Agent have authorised, nor do they authorise, the making of any offer of Cadeler plc shares through any financial intermediary, other than offers made by the Receiving Agent which constitute the final placement of Cadeler plc shares contemplated in the EU/EEA Prospectus.

Notice to Investors and shareholders in the United Kingdom

In the United Kingdom, offers of the Cadeler plc pursuant to the Offer are only being made (i) to persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), or (iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom (i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Notice to investors and shareholders in Russia, Belarus or other sanctioned jurisdictions

Cadeler plc will not accept for exchange Cadeler Shares or Cadeler ADSs as described in the EU/EEA Prospectus and the U.S. Prospectus/Offer to Exchange tendered by any Russian or Belarusian national, any natural person residing in Russia or Belarus (except for EU, EEA or Swiss nationals and persons holding an EU, EEA or Swiss residence permit), any legal person, entity, or body established in Russia or Belarus (including EU branches of such legal persons, but excluding subsidiaries of Russian or Belarus legal entities organised or incorporated within the EU), or any natural or legal person where the issuance of securities to such person would result in a breach of any economic or financial sanctions, laws and/or regulations, trade embargoes, boycotts, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any of (i) the United States of America, including, but not limited to, the United States Treasury Department’s Office of Foreign Assets Control, (ii) the United Nations, (iii) the European Union and/or any member state thereof, (iv) the State Secretariat of Economic Affairs of Switzerland, (v) the United Kingdom Government (including His Majesty’s Treasury and the Foreign, Commonwealth & Development Office), and (vi) any other applicable country or jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed Redomiciliation and Offer, including statements regarding the benefits of the Redomiciliation and the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control, (ii) the risk of Cadeler shareholders who do not tender their Cadeler Shares and/or Cadeler ADSs prior to the expiration date becoming a minority shareholder of Cadeler and subject to the squeeze-out, (iii) adverse effects on the liquidity and value of non-tendered Cadeler Shares and Cadeler ADSs, (iv) failure to realize the expected benefits of the Redomiciliation, (v) potential disruptions in the business of the Group, which could have an adverse effect on its business and financial results, (vi) risks relating to the Redomiciliation triggering transaction costs and expenses without resulting in any significant cost savings or synergies, (vii) risks related to England and Wales and the United States being the exclusive forums for any legal proceeding, suit or action, (viii) risks related to the enforcement of judgments of U.S. courts against Cadeler plc or its directors or officers, (ix) Cadeler plc’s dependency on dividends and other distributions received from its subsidiaries, which may be subject to restrictions, (x) no assurance that the Offer will not be a taxable transaction for U.S. federal income tax purposes, (xi) risks related to tax and to changes in tax laws, including as a result of the Redomiciliation, (xii) the Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s), (xiii) risks inherent to Cadeler’s offshore operations, (xiv) the possibility that the utilization of the Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize, (xv) contractual and non-contractual legal risks related to the Group’s operations which may expose the Group to financial losses and for which the Group may not have insurance coverage, (xvi) risks related to the ordering, construction and delivery of newbuild vessels and upgrades of existing vessels, (xvii) failure to maintain an effective system of internal control over financial reporting, (xviii) risks relating to technical, maintenance, transportation and other commercial services supplied to the Group by third parties, (xix) increased competition and volatility in demand, (xx) international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Group, (xxi) risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Group’s level of indebtedness, (xxii) risks relating to the failure to retain and recruit key personnel and/or to labor disruptions, (xxiii) risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters, (xxiv) risks related to Danish, Cypriot, U.K. and U.S. taxation, (xxv) credit, interest and exchange rate risks, (xxvi) differences in the rights of shares in Cadeler plc to be received as a result of the Redomiciliation from Cadeler Shares, (xxvii) the risk that there may not be an active trading market for the shares in Cadeler plc, (xxviii) the risk that transfers of the shares in Cadeler plc outside the Depository Trust Company and Euronext Securities Oslo may be subject to stamp duty or stamp duty reserve tax in the U.K., (xxix) the risk that the listing of shares in Cadeler plc on the New York Stock Exchange and Oslo Stock Exchange may not succeed as expected, and (xxx) the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Group will be those that the Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended December 31, 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.